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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                   COMMISSION FILE NUMBER 1-7936

                          NOTIFICATION OF LATE FILING


[  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [ X ] Form 10-Q  [  ] Form N-SAR

For Period Ended:         December 31, 1995

[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    N/A


                        PART I.  REGISTRANT INFORMATION

Full name of registrant:    NATIONAL CONVENIENCE STORES INCORPORATED

Address of principal executive office:    100 WAUGH DRIVE

City, State and Zip Code:    HOUSTON, TEXAS  77007


                       PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.
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                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On November 8, 1995, the Registrant, National Convenience Stores Incorporated (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Diamond Shamrock, Inc. ("Diamond Shamrock") and Shamrock Acquisition Corp., a wholly owned subsidiary of Diamond Shamrock ("SAC"). Pursuant to the Merger Agreement, SAC was merged with and into the Company on December 18, 1995 (the "Merger"). As a result of the Merger, Diamond Shamrock presently owns all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of the Company. The Company also has outstanding approximately 50,000 warrants ("Warrants"). Following the Merger and pursuant to the agreement under which the Warrants were issued, the Warrants presently represent the right to receive $27.00 in cash (the same consideration paid for the Shares in the Merger) upon payment of the $17.75 exercise price, in lieu of the one Share previously issuable upon exercise of a Warrant.

         Following the Merger, the Company expected to terminate the registration of the Shares and the Warrants under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Due to the number of record holders of Warrants, the Company is not presently able to terminate such registration. The Company has filed a request with the Securities and Exchange Commission (the "Commission") to suspend its obligation to file periodic reports under the Exchange Act. Based upon relief granted by the Commission under substantially similar circumstances, the Company anticipated that such relief would be granted prior to the date on which its Quarterly Report on Form 10-Q for the period ended December 31, 1995 (the "Form 10-Q") would be required to be filed and as a result, avoid the effort and expense of preparing the Form 10-Q. As of the date hereof, the Commission has not granted such relief. In addition, the Company and Diamond Shamrock have had to devote extensive time and resources following the Merger to the review of the Company's records in order to include the Company in the consolidated financial statements of Diamond Shamrock for its fiscal year ended December 31, 1995, which efforts have further hindered the Company's ability to file the Form 10-Q without unreasonable expense and effort.


                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:


              Timothy J. Fretthold           210                  641-6800
                    (Name)                (Area code)        (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                                         [ X ]  Yes     [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ X ]  Yes     [  ]  No

         NCS' financial statements for the three months ended December 31, 1995 are expected to change from the corresponding period in 1994 as a result of (i) nonrecurring expenses resulting from the Merger, (ii) the revaluation of NCS' assets and liabilities required as the result of the application of the purchase method of accounting to the Merger and (iii) additional amortization as a result of the acquisition cost of NCS exceeding the fair value of the net assets acquired. The changes to NCS' financial statements will be substantially similar to the adjustments reflected in the pro forma financial statements included in the Form 8K/A dated December 14, 1995, filed with the Commission by Diamond Shamrock on February 14, 1996.

                    NATIONAL CONVENIENCE STORES INCORPORATED
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 15, 1996                By: /s/ TIMOTHY J. FRETTHOLD
                                            ------------------------------------
                                            Timothy J. Fretthold
                                            Senior Vice President and
                                            General Counsel